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                                                               EXHIBIT 7(b)


                             [GREENFIELD LETTERHEAD]


                                  July 20, 1995




Board of Directors
Rule Industries, Inc.
70 Blanchard Road
Burlington, Massachusetts 01803

          Re: Acquisition of Rule Industries, Inc.
              ("Rule")
              ------------------------------------

Gentlemen:

This letter will serve to summarize our intention regarding the acquisition by Greenfield Industries, Inc. ("Greenfield") of all of the capital stock of Rule (the "Shares"), subject to and contingent upon the terms and conditions outlined below.

          1. FORM OF SALE. Greenfield will purchase all of the capital stock of Rule pursuant to a cash merger (the "Merger"). Greenfield represents that it will have sufficient financial resources available to it to complete the transaction on the terms and in the time frame contemplated hereby.

          2. PURCHASE PRICE. The purchase price will be $15.30 per share, assuming that there are no more than 2,640,532 Shares outstanding and not more than 491,500 Shares issuable upon exercise of options, warrants or other securities convertible into Shares (with an average exercise price of $9.18 per share). To the extent practicable, each option, warrant or other convertible security not exercised or converted prior to the closing of the transaction shall be canceled as of the closing date or substituted with a Greenfield equivalent security, exercisable or convertible into an appropriate number of Greenfield shares at the same aggregate price.

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Board of Directors
July 25, 1995
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          3.   FORM OF PAYMENT.  The purchase price shall be paid in cash immediately following consummation of the Merger.

          4. MERGER AGREEMENT. Greenfield and Rule will employ their reasonable efforts to sign a definitive cash merger agreement (the "Merger Agreement") by August 31, 1995. The Merger Agreement shall have the representations, warranties and covenants customary in this type of transaction. In connection with the execution of the Merger Agreement, Rule will grant Greenfield an option to purchase 630,000 shares of Rule Common Stock with an exercise price equal to $8 per share. Such option will be immediately exercisable and will terminate upon the earlier of consummation of the merger, termination of the Merger Agreement under circumstances to be agreed upon by Greenfield and Rule on June 30, 1996. All proceeds incurred from the exercise of such option will be used exclusively to reduce indebtedness.

          5. EXCLUDED ASSETS. Prior to consummation of the Merger, Rule may transfer all of its right, title and interest in any recoveries it may be entitled to as a result of the pending arbitration proceeding with Sandvik AB to a liquidating trust (or similar entity) for the benefit of Rule shareholders as of the effective date of the Merger. In addition, Rule shall enter into an agreement with Henry Libby and the Disston Company confirming its understanding with Libby with respect to the prosecution of such arbitration proceeding and the rights and obligations of Rule thereunder. Such agreement, including the financial and other obligations of Rule thereunder, shall be reasonably satisfactory to Greenfield. Rule and/or Greenfield may contribute up to $50,000 to such trust to finance its operations and Greenfield shall be entitled to reimbursement of any such amounts expended as well as amounts to be expended pursuant to the agreement between Rule and Libby prior to disbursement of any net proceeds to the trust's beneficiaries. In addition, such trust shall also be responsible for any (i) costs, expenses and liabilities arising out of or relating to such arbitration proceeding or the facts underlying such proceeding including, without limitation, any costs, expenses or liabilities under federal and state

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Board of Directors
July 25, 1995
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               securities laws, (ii) any liabilities under environmental laws or
               (iii) any liabilities for taxes related to such excluded assets referred to in this paragraph, in each case incurred by Greenfield within two years following the Merger.

          6. INSPECTION AND ACCESS TO INFORMATION. From and after the date of execution of this letter by Rule, Rule will permit full access to, and will make available to Greenfield's representatives for inspection and review, all properties, books, records, accounts, and documents of or relating to Rule as may be reasonably requested from time to time and make the attorneys of Rule available for consultation. Greenfield will commission an environmental consultant to conduct a complete analysis of environmental issues.

          7. CONDITIONS. The obligations of the parties to enter into a definitive Merger Agreement shall be subject to fulfillment, among other things, of the of the following conditions:

               a. Negotiation and execution of the Merger Agreement and other related documentation.

               b. Completion of and satisfaction by Greenfield with the inspection referred to in paragraph 6 and other normal due diligence procedures. In particular, Greenfield will want to confirm Rule's sales prospects with its major customers. All such contacts will occur pursuant to a process to be mutually agreed to by Greenfield and Rule.

               c. Approval of the Merger Agreement by the Boards of Directors of Rule and Greenfield.

               d. Agreement between Greenfield and Henry Libby on employment terms for Mr. Libby.

          8. COMPETING OFFERS. Subject to the fiduciary duties of the directors of Rule under applicable law, during the period (the "Due Diligence Period") from the execution and delivery of this letter agreement through the first to occur of (a) August 31, 1995; (b) the execution and

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Board of Directors
July 25, 1995
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               delivery of a definitive Merger Agreement; and (c) the
               termination of negotiations between the parties by Greenfield in writing or by mutual written consent:

                         (i) Rule shall not enter into a letter of intent or other binding agreement for any transaction (an "Extraordinary Transaction") involving (x) a sale of a material number of shares of capital stock of Rule; (y) a sale of all or a substantial portion of the assets of Rule; or (z) a merger, consolidation or other business combination to which Rule or any subsidiary of Rule is a party, in each case with a party other than Greenfield or a subsidiary or affiliate of Greenfield; and

                         (ii) Rule shall not, and shall direct its officers,
               directors, employees, agents and representatives not to, directly or indirectly, provide any person with non-public confidential information, engage in any discussions, or negotiations, afford any person access to the properties, books or records of Rule or any of its subsidiaries or otherwise solicit, encourage or assist any person in regard to an Extraordinary Transaction.

          9. OBLIGATION TO UPDATE. During the period between the date of acceptance of this offer and the execution of a Merger Agreement, Rule will advise Greenfield on a timely basis of all of Rule's transactions, commitments or contingencies that may arise that are of material significance to Rule or not in the ordinary course of business of Rule. Such advice is for information purposes only and further, Greenfield has no authority of approval or disapproval and Rule is totally responsible for the consequences of any actions that it elects to take during this period.

          10. CONFIDENTIALITY. As some of the information Rule and Greenfield have received or are to receive regarding the other party is proprietary and has not been made available to the public, each party and its affiliates and representatives understand and agree that such information is or was provided solely for the purpose of evaluating the transaction contemplated herein and will not disclose any of such information to any third

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Board of Directors
July 25, 1995
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               party, except as required by applicable law or legal process, without the prior written consent of the party to whom the information relates; provided, however, that any such information may be disclosed to a party's representatives who need to know such information for the purpose of evaluating the transaction contemplated herein and who agree to keep such information confidential. The obligations of each party and its affiliates and representatives under this paragraph shall not apply to information which (a) is or becomes generally available to the public other than as result of a breach of this letter of intent by such party or its affiliates or representatives, (b) becomes available to such party from a source other than the other party or its representatives or agents, which source, to the knowledge of the party obtaining the information, is not bound by a confidentiality obligation, (c) is known to such party prior to receiving such information, or (d) has been or subsequently is independently developed by such party. The provisions of this paragraph supersede any other understandings or agreements with regard to confidentiality previously entered into between the parties.

          11. ANNOUNCEMENTS. The parties agree that they will make no public announcement of this agreement or the discussions contemplated hereby without the consent of each party hereto. Notwithstanding the foregoing, the parties acknowledge that they may be required by applicable law to issue a press release announcing the signing of this letter of intent and related matters, including the price provisions. The content of any such announcement will be subject to the review and approval of the other party hereto, such review to be timely and approval not to be unreasonably withheld.

          12. EXPENSES. Except as provided in paragraph 15, whether or not the transactions contemplated hereby are consummated, each party will bear entirely the respective out-of-pocket expenses that it incurs in connection with this transaction, including legal, accounting and other fees.

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Board of Directors
July 25, 1995
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          13.  NO SECURITIES TRANSACTIONS.  Except as provided in paragraph 14 hereof, unless and until a transaction with Greenfield has been publicly announced or abandoned, as set forth in a writing from one party hereto to the other, the parties hereto will not, and will use their best efforts to assure their officers, directors, employees, agents, and representatives, and affiliates thereof, who have or may gain knowledge of the existence of this letter agreement will not, buy or sell or enter into any agreement or understanding to buy or sell any securities of Greenfield or Rule.

          14. OPTION. In consideration of Greenfield making the offer to acquire Rule at a substantial premium to the market price of Rule, Rule hereby grants to Greenfield an option to purchase 630,000 shares of Rule common stock at an exercise price of $8 per share. Such option may be exercised only in the event either
               (i) Rule breaches its obligations under clause (i) of paragraph 8 without regard to the fiduciary duty provisions of the first sentence of paragraph 8, or (ii) Rule breaches its obligation under clause (ii) of paragraph 8 without regard to the fiduciary duty provisions of the first sentence of paragraph 8 and thereafter Rule enters into a definitive agreement for an Extraordinary Transaction. The option may be exercised in whole only, by written notice to Rule, together with tender of the aggregate option exercise price in cash in immediately available funds. Such option will expire and have no further force and effect, if not theretofore exercised, on the earlier of (i) the execution and delivery of a definitive Merger Agreement or (ii) December 31, 1995.

          15. CERTAIN REIMBURSEMENT RIGHTS. If, (i) prior to the end of the Due Diligence Period, Rule notifies Greenfield in writing that it is terminating discussions with Greenfield concerning the transaction proposed by Greenfield or (ii) prior to the 180th day following the end of the Due Diligence Period Rule enters into an agreement with a party other than Greenfield or a subsidiary of Greenfield with respect to the sale of all or substantially all the assets or capital stock in Rule, then Rule shall reimburse Greenfield for all out-of-pocket expenses reasonably incurred in making

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Board of Directors
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               its due diligence investigation within 5 business days after
               Greenfield provides Rule with a listing of its out-of-pocket expenses; provided however, that Rule shall not be obligated to reimburse more than $200,000 in expenses hereunder and provided, further, that Rule shall not be obligated to reimburse Greenfield hereunder if negotiations between Rule and Greenfield are terminated by Greenfield in writing or by mutual written consent.

          16. BINDING EFFECT. Notwithstanding anything else wherein to the contrary, in consideration of the costs that the parties will incur in pursuing this transaction, paragraphs 6, 8, 9, 10, 11, 12, 13, 14 and 15 shall be binding on the parties. However, if a Merger Agreement has not been executed prior to the expiration of the Due Diligence Period, this letter of intent shall become null and void as of such date, except for paragraphs 10, 11, 12, 13, 14 and 15. Nothing contained herein shall constitute a legally binding obligation to consummate the Merger and, except as expressly provided in this paragraph, no party shall be legally bound to the others unless and until a Merger Agreement shall have been executed and delivered by the parties.

          17. COUNTERPARTS. This letter of intent may be executed in one or more counterpart copies, and each of such copies shall together constitute a single document.

If the foregoing terms and conditions are acceptable to you, please so indicate by signing and dating both of the enclosed copies of this letter where indicated and returning one to the undersigned.

Yours very truly,

GREENFIELD INDUSTRIES, INC.



By /s/ Gary L. Weller
   ---------------------------
    Senior Vice President and
    Chief Financial Officer

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Board of Directors
July 25, 1995
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Date:  July 20, 1995



                              AGREED TO AND ACCEPTED

                              RULE INDUSTRIES, INC.

                                 /s/ John Geishecker, Jr.
                                 ------------------------
                                 Vice President

                              By /s/ Gary M. Sable
                                 ------------------------
                                 Vice President

                              Date:  July 20, 1995